[redacted]

13011278

STATES
.HANGE COMMISSION
Washington, D.C. 20549

BB
3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, suite 2200
(No. and Street)

Montreal (City) Quebec (Canada) (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey (514) 847-7638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque West, suite 2800 (Address) Montreal (City) Quebec (Canada) (State) H3B 2G4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
3/15

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic, L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Dorey
Signature

President/CEO/CFO
Title

Isabelle Léveillé
Notary Public

COMMISSAIRE À L'ASSERMENTATION POUR LE QUÉBEC
Isabelle Léveillé
154,090

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Transatlantic, Limited Partnership

Financial Statements
December 31, 2012 and 2011
(expressed in US dollars)

pwc

March 1, 2013

Independent Auditor's Report

To the Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying financial statements of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership"), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of loss and comprehensive loss, capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Limited Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

pwc

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Limited Partnership as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Balance Sheets

As of December 31, 2012 and 2011

(expressed in US dollars)

	2012 $	2011 $
Assets		
Current assets		
Cash	3,198,531	2,192,979
Receivables from clients	212,477	100,763
Receivables from brokers	1,060	1,171
Receivables from Lombard Odier & Cie, Geneva and a company under common control, without interest (note 9)	17,544	164,065
Other accounts receivable and prepaid expenses (note 4)	371,092	15,050
	3,800,704	2,474,028
Non-current assets		
Deposits with clearing organizations (note 5)	2,466,320	1,310,657
	6,267,024	3,784,685
Liabilities		
Current liabilities		
Bank overdraft (note 6)	4,485	-
Payables to clients	221	268
Payables to brokers	231,210	98,315
Payables to Limited Partner and a company under common control, without interest (note 9)	2,854,083	845,275
Other accounts payable and accrued liabilities (note 7)	90,424	88,380
	3,180,423	1,032,238
Partners' Equity		
Capital (note 8)		
Capital investment	4,200,000	2,700,000
Current accounts	(1,113,399)	52,447
	3,086,601	2,752,447
	6,267,024	3,784,685

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

[signature] Director [signature] Director

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Statements of Loss and Comprehensive Loss

For the years ended December 31, 2012 and 2011

(expressed in US dollars)

	2012 $	2011 $
Revenues (note 9)		
Commissions	2,696,535	1,747,963
Management fees	790,435	33,472
Revenue on transactions	296,153	50,000
Other revenues	-	2,987
	3,783,123	1,834,422
Operating expenses		
Brokerage commissions	230,884	190,070
Telecommunications	74,839	75,064
Clearing fees	36,810	42,225
General brokerage	174,326	144,138
Management expenses	19,990	-
Differences on transactions	46,627	6,248
	583,476	457,745
Earnings before other expenses (income)	3,199,647	1,376,677
Other expenses (income)		
Administrative expenses and salaries (note 9)	4,096,014	1,932,077
Professional fees	135,825	188,411
Foreign exchange loss	138,059	6,844
Interest income	(4,261)	(2,401)
Changes in unrealized gain on securities	(144)	(1,034)
	4,365,493	2,123,897
Net loss and comprehensive loss for the year	(1,165,846)	(747,220)

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Statements of Capital

For the years ended December 31, 2012 and 2011

(expressed in US dollars)

	General Partner	Limited Partner	2012
	Lombard Odier Transatlantic Limited $	Lombard Odier & Cie (Canada), Limited Partnership* $	Total $
Capital investment – Beginning of year	50,000	2,650,000	2,700,000
Partner's investment	-	1,500,000	1,500,000
Capital investment – End of year	50,000	4,150,000	4,200,000
Current accounts			
Balance – Beginning of year	-	52,447	52,447
Drawings	-	-	-
	-	52,447	52,447
Net loss and comprehensive loss for the year	(13,879)	(1,151,967)	(1,165,846)
Balance – End of year	(13,879)	(1,099,520)	(1,113,399)
Capital – End of year	36,121	3,050,480	3,086,601

	General Partner	Limited Partner	2011
	Lombard Odier Transatlantic Limited $	Lombard Odier & Cie (Canada), Limited Partnership* $	Total $
Capital investment – Beginning of year	50,000	2,650,000	2,700,000
Partner's investment	-	-	-
Capital investment – End of year	50,000	2,650,000	2,700,000
Current accounts			
Balance – Beginning of year	5,000	794,667	799,667
Drawings	-	-	-
	5,000	794,667	799,667
Net loss and comprehensive loss for the year	(5,000)	(742,220)	(747,220)
Balance – End of year	-	52,447	52,447
Capital – End of year	50,000	2,702,447	2,752,447

* Formerly known as Lombard Odier Darier Hentsch (Canada), Limited Partnership.

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

(formerly Transatlantic Securities Company, Limited Partnership)

Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(expressed in US dollars)

	2012 $	2011 $
Cash flows from		
Operating activities		
Net loss for the year	(1,165,846)	(747,220)
Non-cash items		
Unrealized foreign exchange loss (gain)	(15,004)	6,844
Changes in unrealized gain on securities	(144)	(1,034)
Changes in working capital items (note 3(a))	1,833,246	605,570
	652,252	(135,840)
Investing activities		
Investments and deposits with clearing organizations	(1,155,519)	480,000
Financing activities		
Partner's investment	1,500,000	-
Effect of foreign exchange rate changes on cash and cash equivalents	4,334	(6,044)
Net increase in cash and cash equivalents during the year	1,001,067	338,116
Cash and cash equivalents – Beginning of year	2,192,979	1,854,863
Cash and cash equivalents – End of year	3,194,046	2,192,979
Included in cash and cash equivalents is:		
Cash	3,198,531	2,192,979
Bank overdraft	4,485	-
	3,194,046	2,192,979

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Nature of operations

Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") is a Canadian limited partnership whose head office is located in Montréal, Quebec. The Limited Partnership is engaged in the stock brokerage business in the United States and as of June 17, 2011, was granted registration as an investment adviser by the United States Securities and Exchange Commission. On July 6, 2011, the Limited Partnership was acknowledged by the Internal Revenue Service as a US entity.

The Limited Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the United States Securities and Exchange Commission.

2 Accounting policies

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from those estimates.

Financial statements

The functional currency of the Limited Partnership is the US dollar. The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of loss and comprehensive loss does not include the partners' income taxes in determining the net loss of the Limited Partnership. In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through March 1, 2013, the date of issuance of these financial statements. Management has determined that there are no material events that would require adjustment or disclosure in its financial statements.

Certain prior year amounts in the financial statements have been reclassified to conform to the 2012 presentation. The reclassification had no effect on total assets, total liabilities, partners' equity or net loss.

Revenue recognition

The Limited Partnership's principal sources of revenues comprise commissions, management fees, revenue on transactions and interest income.

Security transactions are recorded in the client's accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting.

(expressed in US dollars)

The Limited Partnership earns management fees from its investment adviser services. Management fees are calculated as a percentage of net asset invested capital and are recognized over the period that the related service is provided.

The Limited Partnership charges ticket fees upon the execution and delivery of securities. Ticket fees are recorded on the settlement date and reported under revenue on transactions in the statement of loss and comprehensive loss.

Interest income is recognized based on the effective interest rate method.

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian dollars into US dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate in effect during the year. Foreign exchange gains and losses are included in net loss and comprehensive loss for the year.

Financial instruments

Financial assets are classified in one of the followings categories: fair value through net earnings ("FVTNE") or loans and receivables. Financial liabilities are classified as others.

Financial assets designated FVTNE comprise the securities on deposit with clearing organizations. These financial instruments are recorded at fair value, with changes in fair value recorded in net loss and comprehensive loss for the year.

Loans and receivables comprise cash, receivables from clients, receivables from brokers, receivables from Lombard Odier & Cie, Geneva and a company under common control, and other accounts receivable. These financial assets are recorded at amortized cost, net of impairment losses if any.

Financial liabilities comprise bank overdraft, payable to clients, payable to brokers, payables to Limited Partner and a company under common control, and other accounts payable and accrued liabilities. These financial liabilities are recorded at amortized cost.

Accounting standards and amendments issued but not yet applied

The Limited Partnership presents the amendments issued but not yet applied that are relevant to it. The following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013.

(expressed in US dollars)

ASU 2011-11 Topic 210, Disclosures about Offsetting Assets and Liabilities

This standard requires enhanced disclosures about financial instruments and derivative instruments that are either (i) offset in accordance with ASC 210-20-45 or 815-10-45, or (ii) subject to an enforceable master netting arrangement or similar agreement irrespective of whether they are offset in accordance with those sections. This requirement is effective for years beginning on or after January 1, 2013.

3 Information included in cash flows

a) The changes in working capital items are detailed as follows:

	2012 $	2011 $
Decrease (increase) in		
Receivables from clients	(111,714)	(96,423)
Receivables from brokers	111	(171)
Receivables from Lombard Odier & Cie, Geneva and a company under common control	146,521	(38,368)
Other accounts receivable and prepaid expenses	(356,284)	60,458
Increase (decrease) in		
Payables to clients	(47)	88
Payables to brokers	132,895	98,167
Payables to Limited Partner and a company under common control	2,020,358	553,365
Other accounts payable and accrued liabilities	1,406	28,454
	1,833,246	605,570

b) Cash flows relating to interest on operating activities are detailed as follows:

	2012 $	2011 $
Interest received	4,261	2,049
Interest paid	13,468	6,731

(expressed in US dollars)

4 Other accounts receivable and prepaid expenses

	2012 $	2011 $
Taxes receivable	341,055	413
Prepaid expenses	30,037	14,637
	371,092	15,050

The taxes receivable balance results from the Limited Partnership's GST and QST reimbursement claims as of December 31, 2012. The counterparties of these receivables are the Canadian and Quebec governments. Management believes that the full amount of the receivable is recoverable within a six-month period from the balance sheet date.

5 Deposits with clearing organizations

	2012 $	2011 $
Deposits in cash		
Depository Trust Company	64,501	50,000
National Securities Clearing Corporation	2,380,000	1,250,000
	2,444,501	1,300,000
Securities on deposit		
NASDAQ OMX Group Inc., at market value (300 shares)	7,497	7,353
Other	14,322	3,304
	21,819	10,657
	2,466,320	1,310,657

In the normal course of business, the Limited Partnership enters into transactions with clearing organizations. These organizations require either deposits in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value. The deposits in cash are not restricted, but the securities on deposit cannot be sold and are required to do business with the respective clearing organizations.

(expressed in US dollars)

6 Bank overdraft

In 2012, the Limited Partnership entered into an operating line of credit agreement for up to a maximum of $15,000,000. This line of credit was granted by a bank that is a company under common control and bears interest at the bank's internal prime rate plus 0.10% per annum. Interest is payable on a quarterly basis. There was no guarantee given as security for this line of credit. As of December 31, 2012, an amount of $4,485 was drawn from the available line of credit.

7 Other accounts payable and accrued liabilities

	2012 $	2011 $
Trade payable	14,105	31,431
Accrued liabilities	76,319	56,949
	90,424	88,380

8 Partners' equity

Partners' equity comprises capital.

No partner may contribute additional amounts to capital or withdraw its contribution without the consent of the other partners.

The Partnership shall terminate either on September 30, 2049 or upon dissolution prior to that date as stipulated in the fourth amended and restated agreement of limited partnership dated August 23, 2012.

Net profits are allocated as follow:

- the General Partner receives, by preference, an amount not exceeding 10% of its capital account at the end of the year; and
- the Limited Partner receives the balance of the net profits.

Net losses are allocated between the partners at the end of the year in proportion to their respective capital accounts.

(expressed in US dollars)

9 Related party transactions

Related parties

The Limited Partner is Lombard Odier & Cie (Canada) Limited Partnership, ("LO Canada"), and the General Partner is Lombard Odier Transatlantic Limited, which is also a subsidiary of LO Canada. The Limited Partnership is under the common control of LO Holding (Canada) Inc., Lombard Odier Services Inc., Lombard Odier Management (Canada) Inc. and Lombard Odier Securities (Canada) Inc.

Transactions during the year

Revenue arising from transactions with Lombard Odier & Cie, Geneva represents 58.35% (2011 – 97.9%) of total revenues and is detailed as follows:

	2012 $	2011 $
Commissions	2,157,544	1,746,412
Revenue on transactions	50,000	50,000
	2,207,544	1,796,412

In addition, commission revenue totalling $17,187 (2011 – $1,260) is from Lombard Odier Securities (Canada) Inc.

Included in expenses are amounts totalling $3,491,004 (2011 – $1,933,235) charged by LO Canada as the share of the Limited Partnership's expenses for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $444,595 (2011 – $195,618). In addition, expenses include an amount of $43,642 (2011 – $25,140) charged by Lombard Odier Services Inc. as the Limited Partnership's share of data processing costs and management fees totalling $6,546 (2011 – $3,771).

As of December 31, 2012, $17,544 (2011 – $164,065) is receivable from Lombard Odier & Cie, Geneva and Lombard Odier Securities Inc. and $2,854,083 (2011 – $845,275) is payable to LO Canada.

These transactions were concluded in the normal course of operations and measured at the exchange amount, which is the amount established and accepted by the related parties.

(expressed in US dollars)

10 Fair value measurements

Accounting principles related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants ("the fair value framework"). The fair value framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As of December 31, 2012, the Limited Partnership's exposure to financial instruments measured at fair value was limited to securities on deposit with clearing organizations. The NASDAQ OMX Group Inc. shares amount to $7,497 (2011 – $7,353) and are classified as Level 1.

11 Financial risks

The Limited Partnership is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Limited Partnership does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Limited Partnership is exposed are as follows.

Financial instruments with off-balance sheet risk

In the normal course of business, the Limited Partnership's client and trading activities involve the execution and settlement of various securities and financial instrument transactions. These activities may expose the Limited Partnership to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Limited Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(expressed in US dollars)

Market risk

In the normal course of its operations, the Limited Partnership enters into various contractual commitments involving forward settlement. These include option contracts and commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. More precisely, the market risk is the potential change in an instrument's value caused by fluctuations in currency exchange rates and interest rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. This risk is inherent in the financial instruments associated with the Limited Partnership's operations and activities. The Limited Partnership's trading positions are reported at fair value with changes currently reflected in earnings (loss). Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Limited Partnership is exposed to currency risk due to cash, receivables and payables denominated in Canadian dollars. As of December 31, 2012, assets denominated in Canadian dollars consist of cash and receivables and total $573,064 (2011 – $387,841), and payables denominated in Canadian dollars total $2,921,591 (2011 – $816,855).

The Limited Partnership does not enter into arrangements to hedge its currency risk.

	2012		2011	
	US$	**CA$**	**US$**	**CA$**
Cash	212,938	211,857	321,624	327,086
Receivables from a company under common control	-	-	55,668	56,614
Other accounts receivable	360,126	358,298	10,549	10,729
Payables to a company under common control	2,854,083	2,839,601	736,810	749,336
Other accounts payable	67,508	67,165	80,045	81,405

The following table shows the sensitivity to changes in the foreign exchange rate on partners' equity as to the Limited Partnership's assets and liabilities denominated in Canadian dollars. The hypothesis used in the following analysis is a currency variation of +/−5% of the Canadian dollar against the US dollar at December 31, 2012.

Management believes 5% to be reasonable as the Canadian currency remained close to par with the US dollar throughout 2012 with an average exchange rate of 0.9996.

(expressed in US dollars)

The impact of an increase/decrease in the value of the Canadian dollar against the US dollar would be:

	Partners' equity			
	December 31, 2012		December 31, 2011	
	+ 5%	− 5%	+ 5%	− 5%
	(117,426)	117,426	(21,451)	21,451

Most of the Limited Partnership's foreign currency exposure results from transactions with companies under common control. In the event of a significant foreign currency fluctuation, the Limited Partnership would reduce its exposure to foreign currency by converting its accounts payable denominated in Canadian dollars to US dollars at a negotiated rate with the other companies under common control.

Interest rate risk

Interest rate risk represents the Limited Partnership's exposure to instruments whose values vary with the level or volatility of interest rates. As of December 31, 2012 and 2011, this risk is not significant.

Liquidity risk

Liquidity risk represents the risk that the level of expected market activity will change dramatically and, in certain cases, may even cease to exist. This exposes the Limited Partnership to the risk that it will not be able to transact business and execute trades in an orderly manner, which may impact its results.

The Limited Partnership's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well ensuring that adequate funds exist to support business strategies and operational growth. The Limited Partnership manages its treasury on a daily basis.

All financial liabilities owed by the Limited Partnership as of December 31, 2012 have maturities of less than six months.

Credit risk

Credit risk is the risk of loss that the Limited Partnership would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Changes in the creditworthiness of individual issuers or groups of issuers have an impact on credit risk. Management involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any.

(expressed in US dollars)

The Limited Partnership executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Limited Partnership to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Limited Partnership may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management believes that the Limited Partnership's exposure to credit risk is not significant at December 31, 2012.

The accounts receivable and payable to clients and brokers result from the transactions being recorded on a settlement basis. These receivables and payables were delivered in the first few weeks of January 2013. As of December 31, 2012, the Limited Partnership had $2,466,320 of cash and securities that were on deposit with the Limited Partnership's clearing organization.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. There is a concentration of credit risk with Lombard Odier & Cie, Geneva.

As of December 31, 2012, the Limited Partnership has $2,364,071 and $436,995 in cash with a US bank and a Canadian bank respectively (2011 – $1,504,339 and $586,597). These banks are reputable financial institutions with a rating of AA- at December 31, 2012 from Fitch Ratings. At times, such deposits may exceed the amount insured by the Federal Deposit Insurance Corporation. The remaining amount of cash is at Lombard Odier & Cie, Geneva.

12 Net capital requirement

The Limited Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2012, net capital amounts to $2,646,591 (2011 – $2,591,418) and aggregate indebtedness amounts to $3,180,423 (2011 – $1,032,238).

(expressed in US dollars)

13 Contingencies

In the normal course of business activities, the Limited Partnership could be named as defendant in various legal actions. From the establishment of the Limited Partnership to December 31, 2012, the Limited Partnership has never been named as a defendant in any legal actions.

The Limited Partnership, as a member of securities clearinghouses, provides guarantees that meet the accounting definition of a guarantee under FASB ASC Topic 460, Guarantees. Under the standard for membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Limited Partnership's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, the Limited Partnership has not recorded a contingent liability in these financial statements.

Lombard Odier Transatlantic, Limited Partnership

Balance Sheet
As of December 31, 2012
(expressed in US dollars)

pwc

March 1, 2013

Independent Auditor's Report

To the Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying balance sheet of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2012.

Management's Responsibility for the Balance Sheet
Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Limited Partnership's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

pwc

Opinion

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Lombard Odier Transatlantic, Limited Partnership as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

Lombard Odier Transatlantic, Limited Partnership

Balance Sheet

As of December 31, 2012

(expressed in US dollars)

	2012 $	2011 $
Assets		
Current assets		
Cash	3,198,531	2,192,979
Receivables from clients	212,477	100,763
Receivables from brokers	1,060	1,171
Receivables from Lombard Odier Darier Hentsch Group, Geneva and a company under common control, without interest	17,544	164,065
Other accounts receivable and prepaid expenses	371,092	15,050
	3,800,704	2,474,028
Investments and deposits with clearing organizations	2,466,320	1,310,657
	6,267,024	3,784,685
Liabilities		
Current liabilities		
Bank overdraft	4,485	-
Payables to clients	221	268
Payables to brokers	231,210	98,315
Payables to Limited Partner and a company under common control, without interest	2,854,083	845,275
Other accounts payable and accrued liabilities	90,424	88,380
	3,180,423	1,032,238
Partners' Equity		
Capital		
Capital investment	4,200,000	2,700,000
Capital accounts	(1,113,399)	52,447
	3,086,601	2,752,447
	6,267,024	3,784,685

Note

Lombard Odier Transatlantic, Limited Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2012, net capital amounts to $2,646,591 and the aggregate indebtedness amounts to $3,180,423.

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

Robert Dorey (signature) Director

pwc

March 1, 2013

Independent Auditor's Report on Supplementary Information

To the Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the financial statements of Lombard Odier Transatlantic, Limited Partnership as of December 31, 2012 and for the year then ended. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Lombard Odier Transatlantic, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012 **Schedule I**

Net capital		
Total ownership equity stockholder's equity		$ 3,086,601
Substract nonallowable assets		
Securities owned not readily marketable	$ 14,322	
Receivables from affiliates	17,544	
Prepaid expenses	30,037	
Other accounts receivables	341,055	402,958
Deductions and/or charges		
Haircut on canadian Cash	12,730	
Insurance	13,128	
Canadian government obligations	-	25,858
Haircuts on securities		
Stocks and warrants		2,185
Corporate obligations		9,009
Net capital		$ 2,646,591
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	231,210	231,210
Accounts payable and accrued liabilities		2,949,213
Total aggregate indebtedness		$ 3,180,423
Minimum net capital (Greater of 6-2/3% of total A.I. or $ 100 000)		$ 212,028
Excess net capital		$ 2,434,563
Net capital less greater of 10% of total A.I. or 120 % of $100 000		$ 2,328,549
Ratio - Aggregate indebtedness to net capital		120.17%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The difference between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2012 FOCUS report as filed, result from; an adjustment to our deposit at DTCC, from $ 50,000 to $ 70,500; in January 2012, an amount was charged by DTCC to increase our deposit and the charge was booked against other commissions instead of increasing our deposit. The provision for the bonus was too important versus the real amount that was charged in February, a difference of $ 208,282. With the real invoicing of the bonus, an administration fees of 10% was charged as per the service level agreement with Lombard Odier & Cie (Canada), L. P. and the appropriate sales tax. The total impact of these adjustments on our P&L is a decrease of the loss by $ 149,106. On the balance sheet, the impact for the adjustments was an increase of $ 119,021 of sales tax recoverable included in other assets, a small increase in accounts payable and accrued liabilities. The net impact on the Net capital is low, it increase from $ 2,640,049 to $ 2,646,591.

Lombard Odier Transatlantic, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission (continued)

The reconciliation between the audited computation of net capital included in this report and the corresponding schedule included in the Limited Parthership's unaudited December 31, 2012 FOCUS Report filed on January 25, 2013 is as follows:

	Original	Amended	Variation	Variation explanation
STATEMENT OF FINANCIAL CONDITION				
Assets				
1. Cash	$ 3,198,182	$ 3,198,531	$ -349	Not material
3.Receivable from brokers or dealers				
and clearing organizations:				
A Failed to deliver:				
2. Other	1,060	1,060	0	
D. Clearing Organizations:				
2. Other	2,430,000	2,444,501	-14,501	Adjustment to DTCC deposit
4. Receivables from customers:				
A. Securities accounts:				
1. Cash and fully secured accounts	212,477	212,477	0	
8. securities owned not readily marketable				
A. At cost	15,820	21,819	-5,999	Adjustment to DTCC deposit
13. Investment in and receivables from				
affiliate, subsidiaries and associated partnership	0	17,544	-17,544	Was included in the miscellaneous amount
15. Other Assets:				
D. Miscellaneous	252,071	371,092	-119,021	Adjustment is related to the sales tax charged on the bonus billing by LO & Cie (Canada)
	$ 6,109,610	$ 6,267,024	$ -157,414	Total adjustment to the assets
Liabilities				
19. Payable to brokers or dealers and				
clearing organizations:				
A. Failed to receive:				
2. Other	$ 231,210	$ 231,210	$ 0	
20. Payable to customers:				
A. Securities accounts	221	221	0	
23. Accounts payable and accrued liabilities				
and expenses:				
B. Accounts payable	2,864,365	2,858,568	5,797	Not material
E. Accrued expenses and other liabilities	76,319	90,424	-14,105	Adjustment of provisions
Ownership Equity				
28. Partnership - limited partners	2,937,495	3,086,601	-149,106	Total adjustment to the Net Income (loss)
	$ 6,109,610	$ 6,267,024	$ -157,414	Total adjustment to the liabilities
COMPUTATION OF NET CAPITAL				
1. Total ownership equity	$ 2,937,495	$ 3,086,601	$ -149,106	Total adjustment
3. Total ownership equity qualified for Net Capital	2,937,495	3,086,601	-149,106	
5. Total capital and allowable subordinated liabilities	2,937,495	3,086,601	-149,106	
6. Deductions and/or charges:				
A. Total non-allowable assets from				
Statement of Financial Condition	260,394	402,958	-142,564	
F. Other deductions and/or charges	13,128	13,128		
H. Total deductions and/or charges	273,522	416,086	-142,564	
8. Net Capital before haircuts on securities positons	2,663,973	2,670,515	-6,542	Not material
9. Haircuts on securities:				
C.4. Corporate obligations	9,009	9,009		
C.5. Stocks and warrants	2,185	2,185		
E. Other	12,730	12,730		
	23,924	23,924		
10. Net capital	$ 2,640,049	$ 2,646,591	$ -6,542	Not material

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A				
11. Minimal net capital required (6-2/3% of line 19)	211,474	212,028	-554	Not material
12. Minimum dollar net capital requirement	100,000	100,000		
13. Net capital requirement	211,474	212,028	-554	Not material
14. Excess net capital	2,428,575	2,434,563	-5,988	Not material
15. Net capital less greater of 10% of line 19 or 120% of line 12				
COMPUTATION OF AGGREGATE INDEBTEDNESS				
16. Total A.I. liabilities from Statement of Financial condition	3,172,115	3,180,423	-8,308	Not material
19. Total agregate indebtedness	3,172,115	3,180,423	-8,308	Not material
20. Percente of aggregate indebtedness to net capital	120.15%	120.17%		
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	120.15%	120.17%		
	10-01-2012 to 12-31-2012			
REVENUE				
1. Commissions:				
d. All other securities commissions	247,399	267,899	-20,500	Adjustment to DTCC deposit, an amount was charge by DTCC in January 2012, the charge was booked against other commissions
e. Total securities commissions	759,784	780,284	-20,500	
3. Gains of losses on firm securities investment accounts				
c. Total realized and unrealized gains (losses)	5,529	5,529		
7. Fees for account supervision, investment advisory and administative services	289,441	289,441		
12. Other revenue	(73,550)	(73,550)		
12. Total revenue	981,204	1,001,704	-20,500	Adjustment to DTCC deposit
EXPENSES				
14. Clerical and adminstratives employees' expenses	1,072,507	864,225	208,282	Adjustment to the bonus provision, pension and social expense with the real bonus
23. Losses in error account and bad debts	9,421	9,854	-433	Not material
27. Other expenses	290,160	369,403	-79,243	Administration fee of 10% charge on the total bonus,in the provision this administration fee was not charged
28. Total expenses	1,595,283	1,466,677	128,606	
NET INCOME	(614,079)	(464,973)	-149,106	Total adjustment

Lombard Odier Transatlantic, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2012 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

March 1, 2013

To the Directors of
Lombard Odier Transatlantic, Limited Partnership

In planning and performing our audit of the financial statements of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Limited Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Limited Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Limited Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the following objectives stated in Rule 17a-5(g):

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
- Determining compliance with the exemptive provisions of Rule 15c3-3. The Limited Partnership is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i)

Because the Limited Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Limited Partnership in the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

pwc

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Limited Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Moreover, the projection of any evaluation of these objectives to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Limited Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Limited Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Limited Partnership, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants

pwc

March 1, 2013

Report of Independent Accountants

To the Directors of
Lombard Odier Transatlantic, Limited Partnership

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") for the year ended December 31, 2012, which were agreed to by the Limited Partnership, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Limited Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Limited Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B, 2F and 2C (amount paid on January 28, 2013) of Form SIPC-7 with the respective cash disbursement records entries (online payment or check), noting no differences.
2. Compared the Total Revenue amount reported on the quarterly Form X-17A-5 submitted to FINRA for each of the quarters ended March 31, June 30, September 30 and December 31, 2012, as applicable, with the amounts reported as Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) on Form SIPC-7 for the year ended December 31, 2012 and noted that the amount of revenue reported on page 2, line 2a of the Determination of "SIPC Net Operating Revenues" and General Assessment, was the same.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

pwc

3. Compared any adjustments reported on page 2, items 2B and 2C of Form SIPC-7 with the supporting schedules and working papers as follows:

   Compared deductions of $142,071 on line 3, Commissions, floor brokerage and clearance paid to other SIRC members in connection with securities transactions, to the detailed general ledger REA 230, nothing no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in finding 3, as follows, noting no differences:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d, and the General Assessment @ .0025 on page 2, line 2e of Form SIPC-7.

   b. Recalculated the mathematical accuracy of the supporting schedules for Commissions, floor brokerage and clearance paid to other SIRC members in connection with securities transactions as reported under 2C. deduction (3).

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of Form SIPC-7 filed for the prior period ended December 31, 2011 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of the Limited Partnership, the SEC, FINRA and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Professional Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

Amended

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015608 FINRA DEC
Lombard Odier Transatlantic Limited Partnership
1000 Sherbrooke St West, suite 2200
Montreal Quebec H3A 3R7
Canada

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Dorey 514 847-7638

2. A.	General Assessment (item 2e from page 2)	$ 9 126.19
B.	Less payment made with SIPC-6 filed (exclude interest) 7/13/2012 Date Paid	(3 950.76)
C.	~~Less prior overpayment applied~~ amount paid on January 28, 2013	(4 971.61)
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 203.82
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 203.82	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Odier Transatlantic, Limited Partnership
(Name of Corporation, Partnership or other organization)

Robert Dorey
(Authorized Signature)

Dated the 28 day of February, 20 13.

Robert Dorey, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 20 12 and ending 12/31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3 792 547
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	142 071
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	142 071
2d. SIPC Net Operating Revenues	$ 3 650 476
2e. General Assessment @ .0025	$ 9 126.19

(to page 1, line 2.A.)